United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                 No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

FREE TRANSLATION FROM THE PORTUGUESE
MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETINGS OF VALE S.A., HELD ON APRIL 27TH, 2010.
LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
01 — DATE, TIME AND VENUE:
At Vale’s head office, located at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, on April 27th, 2010, at 10a.m.
02 — PANEL:
Chairman: Mr. Jorge Luiz Pacheco
Secretary: Mr. Fábio Eduardo de Pieri Spina
03 — ATTENDANCE AND QUORUM:
Attended by the shareholders representing 57,31% of the voting capital, as recorded in the Shareholder Attendance Ledger, thereby confirming the required quorum for the Ordinary and Extraordinary General Shareholders Meetings to be properly constituted in order to deliberate on the matters listed in the Agenda of the Ordinary General Shareholders Meeting, and on item 2.2 of the Extraordinary General Shareholders Meeting Agenda. Therefore, item 2.1 of the Extraordinary General Shareholders Meeting Agenda shall not be deliberated by the shareholders, since the required minimum quorum under Article 135 of Law #6,404/76 was not reached.
Also present are Mr. Fabio de Oliveira Barbosa, Vale Executive Officer responsible for Finance and Investor Relations; Messrs Marcos Panassol and Leandro Ardito, the representatives of External Auditors PricewaterhouseCoopers Auditores Independentes, pursuant to §1º, of Article 134, of Law # 6,404/76; and Messrs Aníbal Moreira dos Santos, Marcelo Amaral Moraes and Antonio José de Figueiredo Ferreira, effective members of the Fiscal Council, pursuant to Article 164 of Law #6,404/76.
04 — SUMMONS:

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.
Notices duly published in the Jornal do Commercio on March 26, 27 and 28 (sole special edition), March 29 and 30, 2010; in the Rio de Janeiro Official State Gazette on March 26, 29 and 30, 2010, and in the Diário Comércio Indústria e Serviços (“DCI”) on March 26, March 27, 28 and 29 (sole special edition) and March 30, 2010, with the following agenda:
4.1. Ordinary General Shareholders Meeting
4.1.1	Appreciation of the managements’ report and analysis, discussion and vote on the financial statements for the fiscal year ending December 31, 2009;

4.1.2.	Proposal for the destination of profits of the said fiscal year and approval of the investment budget for Vale;

4.1.3	Appointment of the members of the Fiscal Council; and

4.1.4	Establishment of the remuneration of the Senior Management and Fiscal Council members.
Extraordinary General Shareholders Meeting
4.2.1.	Proposal for a capital increase, through capitalization of reserves, without the issuance of shares, and the consequent change of the head of article 5 of Vale ´s By-Laws;

4.2.2.	Replacement of Mr. Francisco Augusto da Costa e Silva as a member of the Board of Directors, who presented a dismissal request.
05 — READING OF DOCUMENTS:
The reading of the following documents was unanimously waived as the content of the same was already known to all the shareholders: (i) the Convening Notice, (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2009, including the Consolidated Statements, External Auditors Report by PricewaterhouseCoopers Auditores Independentes, published in the Jornal do Commercio, the Official Gazette of the State of Rio de Janeiro, and DCI on March 04, 2010; (iii) Executive Officers Report pursuant to item 10 of CVM Rule #480/09; (iv) the Fiscal Council, Accounting Committee and Board of Directors Reports on the Management Report, Financial Statements for the fiscal year ended December 31, 2009; (v) Proposal of the Executive Officers Board relating to the allocation of the income for the fiscal year ended December 31, 2009 and the Investment Budget, as well as the related Annex 9-1-II prepared pursuant to CVM Rule #481/09; (vi) Board of Directors and Fiscal Council Reports on the destination of profits; (vii) Senior Management Compensation, pursuant to Item 13 of CVM Rule #480/09; and (viii) information related to the Agenda of the Ordinary and Extraordinary General Shareholders Meetings, in particular related to the appointees of Valepar S.A. to the Fiscal Council, pursuant to items 12.6 up to 12.10 of the CVM Rule#480/09. Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were made:

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.
06 — RESOLUTIONS:
The following resolutions were approved by all voting shareholders, not counting, however, the dissensions in the form of written voting abstention.
6.1.
unanimously, the present written minutes were approved in a summarized form as well as the respective publication of the same, omitting the signatures of the present shareholders, pursuant to article 130, §§1º and 2º, of Law # 6,404/76;

6.2. —
by the majority of the shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by BB Gestão de Recursos DTVM S.A. and Opportunity, the Management Report and the Financial Statements, with favorable opinions issued by the Fiscal Council, the Accounting Committee and the Board of Directors Reports, all at February 10, 2010, as well as the External Auditors Report by PricewaterhouseCoopers Auditores Independentes, related to the fiscal year ending on December 31, 2009;

6.3.
by the majority of the shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by BB Gestão de Recursos DTVM S.A. and Opportunity, the proposal by the Executive Officers Board, with favorable opinion by the Board of Directors and the Fiscal Council, both issued on February 10, 2010, to allocate the earnings from the year ending on December 31, 2009, as follows:

“PROPOSAL FOR THE DESTINATION OF EARNINGS FROM THE FISCAL YEAR ENDED DECEMBER 31, 2009. Dear Members of the Board of Directors, The Executive Officers Board of Vale S.A. (Vale), in lieu with Article 192 of Law # 6.404 (amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors, a proposal for the destination of profits earned in the fiscal year ended December 31, 2009. The net profits of such fiscal year, according to the Financial Statements, amounted R$10,248,947,613.54 (ten billion, two hundred forty-eight million, nine hundred and forty-seven thousand, six hundred and thirteen Reais and fifty-four cents), calculated according to the Brazilian Corporate Law accepted accounting principles and the rules and releases issued by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários). The net profits added to the unrealized income reserve, in the amount of R$38,520,245.46 (thirty-eight million five hundred and twenty thousand, two hundred and forty-five Reais and forty-six cents) totalizes R$10,287,467,859.00 (ten billion, two hundred eighty-seven million, four hundred and sixty-seven thousand, eight hundred and fifty-nine Reais) for which the following destination is hereby proposed: I — LEGAL RESERVE. 5% of the net profits of the fiscal year, must be placed in this reserve, up to a limit of 20% (twenty percent) of the Paid-in Capital, in accordance to the terms of Article 193 of Law # 6.404 and Article 42 of Vale’s Bylaws, equivalent to R$512,447,380.68 (five hundred and twelve million, four hundred forty-seven thousand, three hundred and eighty Reais and sixty-eight cents). II — TAX INCENTIVE RESERVE. Vale is entitled to certain exemptions/reductions of income tax on regulated exploration earnings, as follows:

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.

(a) the Establishment Report # 0154/2004 issued by the Agência de Desenvolvimento do Nordeste — ADENE, currently known as Superintendência de Desenvolvimento do Nordeste — SUDENE (Northeast Development Institution) related to tax incentives granted for the extraction of sodium chlorate and potash chlorate in the State of Sergipe, (b) the Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia — SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará and (c) the Establishment Report #265/2008 issued by the Amazonian Development Institution related to tax incentives granted on the extraction of bauxite in the State of Pará. Pursuant to the taxation law that stated such incentive, according to Article 545 of the income tax rules (Regulamento do Imposto de Renda — RIR), the tax which is not paid due to an exemption may not be distributed to shareholders, and must be set aside in a reserve used exclusively for the increase of capital or the absorption of losses. Being thus duly explained, based on the article 195-A of Law #6.404, included by Law #11.638, we propose to allocate to this reserve the amount of R$119,652,582.99 (one hundred and nineteen million, six hundred and fifty-two thousand, five hundred and eighty-two Reais and ninety-nine cents). III — DIVIDENDS / INTEREST ON SHAREHOLDERS’ EQUITY. The mandatory dividend of 25%, provided by Article 202, of Law #6.404 and Article 44 of Vale’s Bylaws, is determined on the basis of adjusted net profits, which for the 2009 fiscal year amounted R$9,655,367,895.33 (nine billion, six hundred fifty-five million, three hundred and sixty-seven thousand, eight hundred and ninety-five Reais and thirty-three cents), equivalent to the 2009 net profits in the amount of R$10,248,947,613.54 (ten billion, two hundred forty-eight million, nine hundred and fortyseven thousand, six hundred and thirteen Reais and fifty-four cents), from which both (i) the legal reserve, in the amount of R$512,447,380.68 (five hundred and twelve million, four hundred forty-seven thousand, three hundred and eighty Reais and sixty-eight cents) and (ii) the tax incentive reserve of R$119,652,582.99 (one hundred nineteen million, six hundred fifty-two thousand, five hundred eighty-two Reais and ninety-nine cents) are deducted, and added to unrealized income revenue reserve of R$38,520,245.46 (thirty-eight million, five hundred and twenty thousand, two hundred and forty-five Reais and forty-six cents). Thus, the mandatory dividend of 25% on adjusted net profit amounts R$2,413,841,973.83 (two billion, four hundred and thirteen million, eight hundred and forty-one thousand, nine hundred seventy-three Reais and eighty-three cents) equivalent to R$0.463067 (forty-six cents, three tenths and sixty-seven thousandths of cents) per outstanding share. Pursuant to Article 5 of Vale’s Bylaws, holders of the preferred shares are entitled to a a minimum annual dividend equal to 6% of their pro rata share paid-in capital or 3% of the book value per share. As of December 31, 2009, such reference value for the minimum annual dividend were respectively: R$1,108,153,354.80 (one billion, one hundred and eight million, one hundred and fifty-three thousand, three hundred fifty-four Reais and eighty cents) equivalent to R$0.545620 (fifty-four cents, five tenths, six hundredths and twenty-six thousandths of cents) per outstanding preferred share or R$1.164,141,865.98 (one billion, one hundred sixty-four million, one hundred and forty-one thousand, eight hundred sixty-five Reais and ninety-eight cents), equivalent to R$0,573187 (fifty-seven cents, three tenths, one hundredth and eighty-seven thousandths of cents) per outstanding preferred share.

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.
Therefore, considering the possibility of paying interest on shareholders’ equity, based on Articles 5°, 42, sole paragraph, and 45, of Vale’s Bylaws, as well as the cash situation of Vale and in favour of the shareholders equal treatment , the Executive Officers Board, hereby, proposes: (a) To ratify the interest on shareholders’ equity distribution, based on the Executive Officers Board’s proposal and approved by the Board of Directors, during the meeting held on October 15, 2009, of the amount of R$94.802.809,07 (ninety-four million, eight hundred and two thousand, eight hundred nine Reais and seven cents) paid as from October 30, 2009. (b) To approve the payment of R$2.907.283.413,91 (two billion, nine hundred and seven million, two hundred eighty-three thousand, four hundred and thirteen Reais and ninety-one cents) as of dividends and/or interest on shareholders’ equity to be paid in two instalments, in April and October 2010 respectively, being the Board of Directors, according to Article 14, section XVI, of Vale’s Bylaws, as well as Article 192 of Law #6.404/76, allowed to resolve, ad referendum, subject to an Annual General Shareholders Meeting, upon the respective payment. In the event the resolution approves the payment of the interest on shareholders’ equity, the amount equivalent to the withholding income tax shall be added to the total of the proposed distribution. According to this proposal, the shareholders distributions related to the profits from the 2009 fiscal year, shall amount R$3,002,086,222.98 (three billion, two million, eighty-six thousand two hundred and twenty-two Reais and ninety-eight cents), equivalent to R$0.575915 (fifty-seven cents, five tenths, nine hundredths and fifteen thousandths of cents) per share. IV — EXPANSION / INVESTMENT RESERVE. Therefore, it is proposed that the remaining balance of retained earnings in the amount of R$6.653.281.672,35 (six billion, six hundred fifty-three million, two hundred and eighty-one thousand, six hundred and seventy-two Reais and thirty-five cents) be allocated to the expansion/investment reserve in order to pay for the investment projects outlined in Vale’s budget. Such investment budget shall be submitted to the Annual General Shareholders Meeting for approval, in accordance with Article 196 of Law #6.404. V — SUMMARY. The 2009 fiscal year net profits should be allocated as follows: ORIGINS: Net profits of the year - R$10,248,947,613.54, Realization of unrealized income reserve — R$38,520,245.46, Total: R$10,287,467,859,00; ALLOCATIONS: Legal reserve — R$512,447,380.68, Expansion /investment reserve — R$6,653,281,672.35, Tax incentive investment reserve — R$119,652,582.99, Remuneration to shareholders — R$3,002,086,222.98 (Anticipated interest on shareholders’ equity — R$94,802,809.07, Proposed dividends/Interest on shareholders’ equity — R$2,907,283,413.91), Total: R$10.287.467.859,00. Being thus duly explained, we hereby submit this proposal to the Members of the Board of Directors, as resolved by the Executive Officers Board. Rio de Janeiro, February 08, 2010. Roger Agnelli, Chief Executive Officer; Fabio de Oliveira Barbosa, Chief Financial Officer and Investor Relations; Tito Botelho Martins, Executive Officer for Non Ferrous Minerals; Carla Grasso, Executive Officer for Human Resources and Corporate Services; José Carlos Martins, Executive Officer for Ferrous; Eduardo de Salles Bartolomeo, Executive Officer for Logistics, Project Management and Sustainability.”

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.
And as a consequence, the investment budget for the fiscal year 2010, pursuant article 196 of Law # 6,404/76, was also approved.
6.4.	the appointment of the Fiscal Council members, whose term shall last until the 2011 Ordinary General Shareholders’ Meeting is held, as follows:
6.4.1.
Appointed by bearers of preferential class “A” shares present, Messrs. Nelson Machado and Marcos Pereira Aucélio as member and respective alternate, as indicated by Federal Union and adhesion of the funds managed by BB Asset Management DTVM S.A. and Caixa Econômica Federal, not counting, however, the dissension in the form of voting abstention, of BNDESPAR;

6.4.2.
Appointed by the majority of the other voting shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by BB Gestão de Recursos DTVM S.A. and Caixa Econômica Federal, Messrs, Antônio José Figueiredo Ferreira; Marcelo Amaral Moraes and Aníbal Moreira dos Santos, as effective members and Messrs. Cícero da Silva and Oswaldo Mário Pêgo de Amorim Azevedo as alternates for the first members appointed hereby. The alternate member for Mr. Aníbal Moreira dos Santos was not appointed;

6.5.
by the majority of the shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by Caixa Econômica Federal, BB Gestão de Recursos DTVM S.A. and Opportunity, the determination of the annual global remuneration for the Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council members for the year 2010, at up to at up to R$99,079,000.00 to be distributed by the Board of Directors;

6.6.
by the majority of the shareholders, not counting, however, the dissension in the form of voting abstention, of the Brazilian Government, and the funds managed by Caixa Econômica Federal, BB Gestão de Recursos DTVM S.A. and Opportunity, the determination of the monthly remuneration for each acting member of the Fiscal Council from May 1, 2010, until the holding of the 2011 Ordinary General Shareholders Meeting, at ten per cent of the average remuneration paid to each director. Benefits, allowances and shares in profits not included in that figure, besides the right to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive remuneration when substituting for their respective effective members, in case of vacancy, disqualification or absence.

6.7.
Considering that non-controlling shareholders holding common shares and holders of preferred shares, individually or combining their holdings, do not meet the thresholds described in article 11, §§2º and 3º of Vale’s By-Laws, and that the controlling shareholder does not have an appointee to the director vacant seat, such position shall remain vacant until another Extraordinary General Shareholders Meeting is convened to resolve upon this sepecific matter.

Continuation of the Minutes of the Ordinary and Extraordinary General Shareholders’ Meetings
held on April 27th, 2010.
07 — ADJOURNMENT
At 11 p.m., these Minutes were read, approved and signed.
We hereby declare that this is a true copy of the Minutes of the Meeting contained in the Vale’s corporate records.
Rio de Janeiro, April 27th, 2010.

Jorge Luiz Pacheco	Fábio Eduardo de Pieri Spina
Chairman	Secretary

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: April 27, 2010	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations